Schedule 13G


Name of issuer: Centogene N.V.

	Title of class of securities: Common Shares, par value EUR0.12 per share

	Cusip: N1976T109

	Date of event which requires filing: 03/31/2024

	Rule 13d-1(b)

	1.	Platinum Investment Management Limited

	2.	(b)

	3.

	4.	Sydney, Australia

	5.	Platinum Investment Management Limited
		1,186,102 	(4.26%)
		Note:Combined total of underlying managed funds


	6.	N/A

	7.	Platinum Investment Management Limited
		1,186,102 	(4.26%)
		Note:Combined total of underlying managed funds

	8.	N/A

	9.	1,186,102

	10.	No

	11.	4.26%

	12.	IA



Item 1.

(a) 	Centogene N.V.

(b)     AM STRANDE 7
	ROSTOCK
	Germany
	18055


Item 2.

(a) Platinum Investment Management Limited

(b) Level 8, 7 Macquarie Place
    Sydney NSW 2000
    Australia
(c) Australia
(d) Common Stock
(e) N1976T109

Item 3.
(e) An IA in accordance with Section 240.13d-1(b)(1)(ii)(e)

Item 4.

(a) 1,186,102
(b) 4.26%
(c) (i) 1,186,102
(ii) 0
(iii) 1,186,102
(iv) 0

Item 5
Yes

Item 6
The clients of Platinum Investment Management Ltd including pooled investment vehicles and other managed accounts have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, Centogene N.V.

Item 7
N/A

Item 8
N/A

Item 9
N/A



Item 10
(a) By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(b) N/A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.